UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

NOVA LIFESTYLE, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
66979P102
(CUSIP Number)

Yuen Ching Ho
c/o Nova Lifestyle, Inc.
6565 E. Washington Blvd.
 Commerce, CA 90040
(626) 570-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUISP: 66979P102

1	Names of Reporting Persons. Yuen Ching Ho
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

Introductory Statement

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on July 6, 2011 (the “Initial Statement”), with respect to shares of the common stock, par value $0.001 per share (the “Common Stock”), of Nova Lifestyle, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: 6565 E. Washington Blvd., Commerce, CA 90040.  Except as otherwise provided herein, each Item of the Initial Statement, as amended, remains unchanged.

Item 2.  Identity and Background

Item 2 of the Initial Statement is hereby amended and restated in its entirety as follows:

(a)	This statement is being filed by Yuen Ching Ho (the “Reporting Person”).

(b)	The business address of the Reporting Person is: c/o Nova Lifestyle, Inc., 6541 E. Washington Blvd., Commerce, CA 90040.

(c)	The Reporting Person is the Chief Financial Officer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment No. 1 is incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment No. 1 is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

(a)	See Items 11 and 13 of the cover page to this Amendment No. 1 for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.
(b)
See Items 7 through 10 of the cover page to this Amendment No. 1 for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)
As of the filing of this Amendment No. 1, and within the sixty day period prior thereto, the Reporting Person has not engaged in any transaction involving the Common Stock of the Issuer other than as disclosed in Items 3 and 4 of this Amendment No. 1.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement, as amended, is hereby amended and supplemented as follows:

On November 10, 2014, Yuen Ching Ho was awarded a restricted stock award in the amount of 46,403 shares of Common Stock, which such shares fully vested on December 31, 2015.  On November 28, 2014, Mr. Ho gave 842,500 shares of Common Stock as a gift in a private arrangement.  On March 21, 2016, Mr. Ho was awarded a restricted stock award in the amount of 100,000 shares of Common Stock, which such shares fully vested on December 31, 2016.

Yuen Ching Ho entered into a Stock Purchase Agreement, dated June 15, 2017 (the “Stock Purchase Agreement”), with Steven Liu pursuant to which Mr. Liu purchased 4,156,403 shares of Common Stock (the “Stock”) from Mr. Ho.  Pursuant to the terms of the Stock Purchase Agreement, on June 19, 2017, Mr. Liu acquired the Stock at a purchase price equal to the average closing price of the Issuer’s Common Stock during the seven trading days preceding Closing Date (as defined therein), or $1.41 per share.  The Stock Purchase Agreement contains customary representations, warranties and covenants by Mr. Liu and Mr. Ho.  Each of Mr. Liu on the one hand, and the Mr. Ho on the other hand, agreed to indemnify each other for material inaccuracies, breaches of representations and warranties, and material breaches of the Stock Purchase Agreement.  Mr. Liu paid the purchase price for the Stock using personal funds.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified by reference to the full text of the Stock Purchase Agreement, see Exhibit B.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description
Exhibit A*	Share Exchange Agreement and Plan of Reorganization, dated June 30, 2011, between Nova Lifestyle, Inc. and Nova Furniture Limited

Exhibit B	Stock Purchase Agreement between Steven Liu and Yuen Ching Ho, dated June 15, 2017.

 * Filed with the Initial Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2017	By:	/s/ Yuen Ching Ho
	Name:	Yuen Ching Ho

Exhibit B

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of June 15, 2017 (the “Effective Date”), by and among Steven Liu, an individual and resident of California (the “Buyer”) and Yuen Ching Ho, an individual and resident of Hong Kong (the “Seller”). Buyer and Seller are sometimes hereinafter collectively referred to as the “Parties” and each individually as a “Party.”

W I T N E S S E T H:

WHEREAS, Seller owns shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Nova LifeStyle, Inc., a Nevada corporation (the “Company”), which are set forth on Exhibit A attached to this Agreement;

WHEREAS, subject to the terms and conditions set forth herein, Buyer wishes to purchase the Shares from the Seller and Seller wishes to sell the Shares to Buyer;

NOW, THEREFORE, in consideration of the mutual promises, covenants, and representations contained herein and for other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

1.                Agreement to Purchase and Sell. Seller hereby sells the Shares owned by him to Buyer and Buyer hereby agrees to purchase the Shares at a price per share which shall be equal to the average closing price of the Common Stock during the seven Trading Days preceding the Closing Date (as defined below) as reported by Bloomberg (the “Purchase Price”). The Purchase Price shall be paid to the Seller at the Closing subject to the terms and conditions set forth herein.

2.                Execution. As of the first date written above, Buyer and Seller shall sign on the signature page of this Agreement and send the executed copies of this Agreement to the other Party (the “Execution”) via a method as the Parties shall mutually agree.

3.                Closing. The Closing date for the transactions contemplated hereby shall be decided by the Parties but it should not be more than thirty (30) Business Days of the Execution of this Agreement (the “Closing Date”). The following events specified in Sections 3(a) and (b) shall occur on or before the Closing (collectively the “Closing”):

(a) Seller shall have delivered his Shares to the Buyer along with stock powers endorsed in blank (the “Stock Documents”) and in compliance with any other requirements of the Company’s transfer agent (the “Transfer Agent”);

(b) upon the receipt of Stock Documents delivered to the Buyer from the Seller, the Buyer shall deliver the Purchase Price respectively to the Seller’s accounts as specified by Seller;

(c) the Closing shall be deemed to occur when the Purchase Price has been transferred to the Seller’s accounts by the Buyer, the Shares have been delivered or transferred to Buyer as described above.

4.               Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer that the statements in the following paragraphs of this Section are all true and complete as of the date hereof:

(a) Title to Shares. Seller is the record and beneficial owner of the Shares as listed in Exhibit A, free and clear of all liens, security interests, adverse claims or other encumbrances of any character whatsoever (“Encumbrances”), and Seller has sole voting and dispositive authority with respect to the Shares and has not granted any person a proxy with respect to the Shares that has not expired or been validly withdrawn. Seller owns no shares or derivative securities of the Company other than those set forth in Exhibit A. The sale and transfer of the Shares to Buyer pursuant to this Agreement will vest in Buyer the legal and valid title to the Shares, free and clear of all Encumbrances (other than Encumbrances created by Buyer).

(b) Compliance with the Securities Act of 1933 and the Securities Exchange Act of 1934.  To  the best knowledge of the Seller, as of the Closing Date, the Company has been in compliance with any and all of the requirements for a public company as set forth in the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “the Exchange Act”), in all material respects.

(c) No Litigation Against the Company. To the best knowledge of the Seller, there is no pending action, claim or proceeding against the Company that has material adverse effects or is reasonably likely to impose material adverse effects on the Shares, or the value thereof, or that challenges, or may have the effect of preventing, delaying or making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement; no such action, claim or proceeding has been threatened; and no event or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such action, claim or proceeding.

(d) Full Power and Authority. Seller represents that he has full power and authority to enter into this Agreement, to carry out their obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

(e) No Conflict. Neither the execution or delivery by the Seller of this Agreement, nor the consummation or performance by the Seller of the transactions contemplated hereby or thereby, will, directly or indirectly, (i) contravene, conflict with, or constitute a breach or default (or an event or condition which, with notice or lapse of time or both, would constitute a default) under any agreement or instrument to which the Seller is a party or to which the Shares are subject; or (ii) contravene, conflict with, or result in a violation of any law or order to which the Seller may be subject.

(f) No Litigation Against Seller. To the best knowledge of the Seller, there is no pending action, claim or proceeding against Seller that involves the Shares or that challenges, or may have the effect of preventing, delaying or making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement; no such action, claim or proceeding has been threatened; and no event or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such action, claim or proceeding.

5.                Representations and Warranties of Buyer.  Buyer hereby represents and warrants to Seller that the statements in the following paragraphs of this Section 5 are all true and complete as of the date hereof:

(a) Full Power and Authority. Buyer represents that he has full power and authority to enter into this Agreement, to carry out his obligations hereunder, and to consummate the transactions contemplated hereby and thereby.
 (b) No Conflict. Neither the execution or delivery by Buyer of this Agreement, nor the consummation or performance by Buyer of the transactions contemplated hereby will, directly or indirectly, (i) contravene, conflict with, or constitute a breach or default (or an event or conditions which, with notice or lapse of time or both, would constitute a default) under any agreement or instrument to which Buyer is a party; or (ii) contravene, conflict with, or result in a violation of any law, order or organizational documents to which Buyer may be subject.

(c) Shares. Buyer is acquiring the Shares hereunder for his own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof, and Buyer has no present intention of selling, granting any participation in, or otherwise distributing the Shares.

(d) Information Concerning the Company. Buyer is solely responsible for conducting his own due diligence with respect to the Company and the Company’s liabilities and for gathering enough information upon which to base a decision in purchasing the Shares. Buyer acknowledges that Seller has not made any representations with respect to the Company or its status or as to the value or merit of an investment in the Shares, except as explicitly stated in this Agreement.

(e) No Consent or Approval. No governmental, administrative or other third party consents or approvals are required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(f) Litigation. There are no actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of Buyer, threatened against or by Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

6.                Indemnification.

(a) Indemnification. Each Party shall indemnify and hold harmless the other Party from and against any and all losses, damages, expenses and liabilities (collectively “Liabilities”) or actions, investigations, inquiries, arbitrations, claims or other proceedings in respect thereof (collectively “Actions”) (Liabilities and Actions are herein collectively referred to as “Losses”), that arise by reason of representations by such Party in this Agreement being untrue in any material respect or by reason of a breach of any of obligations of such Party under this Agreement. Losses include, but are not limited to, all reasonable legal fees, court costs and other expenses incurred in connection with investigating, preparing, defending, paying, settling or compromising any suit in law or equity arising out of this Agreement or for any breach of this Agreement notwithstanding the absence of a final determination as to breaching Party’s obligations to reimburse the other Party for such Losses and the possibility that such payments might later be held to have been improper.

(b) Notice. If any claim, action or proceeding is brought against a Party arising out of a claim that is the subject of indemnification under this Agreement, the Party seeking indemnification (the “Indemnification Seeking Party”) shall provide the other Party (the “Indemnifying Party”) prompt written notice of the same, together with the basis for seeking indemnification (the “Indemnification Notice”). Upon receipt of an Indemnification Notice by an Indemnifying Party, such Party shall inform the Indemnification Seeking Party, within five (5) business days after receipt of the Indemnification Notice, whether the Indemnifying Party accepts or rejects responsibility for resisting and defending such claim, action or proceeding. If responsibility is accepted, the Indemnifying Party shall have the right to select attorneys reasonably acceptable to the Indemnification Seeking Party. If responsibility is not accepted, then the Indemnification Seeking Party shall be free to select attorneys to assist in the defense of the claim, action or proceeding without approval of the Indemnifying Party. Unless the Indemnifying Party has provided the Indemnification Seeking Party with written acceptance of responsibility for defense and indemnification of the subject claim, action or proceeding, the Indemnifying Party shall not settle any such claim without the prior consent of the Indemnification Seeking Party, whose consent shall not be unreasonably withheld.

7.                Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any other choice or conflict of law provision that would cause the application of the laws of any other jurisdiction other than New York. Buyer and Seller irrevocably consent to the jurisdiction of the courts of the County of New York, State of New York and of any Federal court located in such county in connection with any action, suit or proceedings arising out of or relating to this Agreement or any action taken or omitted hereunder, and waive personal service of any summons, complaint or other process, and agree that the service thereof may be made by certified or registered mail directed to any or all of the Parties at the addresses listed on the signature pages attached hereto.

8.                Brokers. Neither Buyer nor Seller or any of their respective agents or representatives has employed or engaged any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated herein.

9.                Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.

10.             Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

11.             Headings. The headings used in this Agreement are for convenience of reference only and shall not be deemed to limit, characterize or in any way affect the interpretation of any provision of this Agreement.

12.             Modifications and Waivers. No change, modification or waiver of any provision of this Agreement shall be valid or binding unless it is in writing, dated subsequent to the Effective Date of this Agreement, and signed by all of Buyer and Seller. No waiver of any breach, term, condition or remedy of this Agreement by any Party shall constitute a subsequent waiver of the same or any other breach, term, condition or remedy.

13.             Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the remaining of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with the intent of the Parties hereto.

14.             Entire Agreement. This Agreement and Exhibit A attached herein constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations among the Parties with respect to the subject matter hereof.

15.             Further Assurances. From and after the date of this Agreement, upon the request by Buyer or Seller, Buyer and Seller shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

17.             Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile numbers or email addresses set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile numbers or email addresses set forth on the signature pages attached hereto on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (c) the next Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the Party to whom such notice is required to be given. The addresses for such notices and communications shall be as set forth on the signature pages to this Agreement or such other address as may be specified by any Party to the other Party pursuant to notice given by such Party in accordance with this Agreement.

[Signature pages follow]

In Witness Whereof, the Parties hereto have executed this Agreement as of the first date written above by the undersigned thereunto duly authorized.
SELLER	BUYER

Yuen Ching Ho	Steven Liu

By: /s/ Yuen Ching Ho	By: /s/ Steven Liu
Name: Yuen Ching Ho	Name: Steven Liu
Address: Flat B, 10/F, Tower 12A Laguna Verde, Hung Hom Kowloon, Hong Kong	Address: 700 Rodman Cir. Monterey Park 91754
Tel.: 90102311 Email: sammyhohoho@qq.com	Tel.:

EXHIBIT A

Names of Seller	Numbers of Shares of Common Stock
Yuen Ching Ho	4,156,403

GSB:8785034.2

GSB:8787297.1